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February 6, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	April Sifford
Gary Newberry
Shannon Buskirk

Re:	Atlas South Sea Pearl Limited Form 20-F for Fiscal Year Ended December 31, 2005 File No. 0-28186

Dear Ms. Sifford:

On behalf of Atlas South Sea Pearl Limited, an Australian corporation (“Atlas”), we are submitting in response to the comment letter dated December 14, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Comment Letter”) this letter and the accompanying Form 20-F/A for the fiscal year ended December 31, 2005 (the “Form 20-F/A”). This letter sets forth the responses to each of the Staff’s comments in the Comment Letter, and when appropriate, identifies the location of the changes or additions made.

The headings and numbered paragraphs of this response letter correspond to the headings and paragraphs in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings as set forth in the Form 20-F/A.

Form 20-F for the Fiscal Year Ended December 31, 2005

Report of Independent Public Accounting Firm, page F-1

1.	In accordance with the Staff’s comment, Atlas has revised the Form 20-F/A. Please refer to page F-1 of the Form 20-F/A.

2.	In accordance with the Staff’s comment, Atlas has revised the Form 20-F/A. Please refer to page F-1 of the Form 20-F/A.

3.
Atlas respectfully advises the Staff, that the financial statements included on pages F-2 to F-43 of the Form 20-F/A comply with the Australian equivalent to International Financial Reporting Standards, and by virtue of note 22 in Release No. 33-8567, First-Time Application of International Financial Reporting Standards, Section IIA, Atlas believes that these standards comply with International Financial Reporting Standards. Atlas has added a statement to this effect at note 1.2, First-time adoption of Australian Equivalent to International Financial Reporting Standards (AIFRS). Please refer to page F-6 of the Form 20-F/A.

BOCA RATON • DESTIN • FT. LAUDERDALE • MIAMI • ORLANDO • TALLAHASSEE • TAMPA • WEST PALM BEACH

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 6, 2007

Income Statement, page F-2

4.	In accordance with the Staff’s comment, Atlas has revised the Form 20-F/A. Please refer to pages F-2 and F-21 of the Form 20-F/A.

Notes to and Forming Part of the Financial Statements

Note 1 - Statement of Significant Accounting Policies

1.5 - Inventories, page F-7

5.
Atlas supplementally advises the Staff that the nuclei are the beads that are inserted into the oyster and around which the pearl is formed. It takes between 18-26 months for a pearl to be formed once the nuclei are inserted into the oysters through the deposit of nacre by the oyster. Although the nuclei could potentially be sold as a loose asset before they are inserted into an oyster in a situation where Atlas no longer required them (and would hence take on the nature of a current asset), on a going concern basis, the nuclei become a part of the “biological asset” for a period of up to two years and so they are considered to be non-current assets. In accordance with the Staff’s comment, Atlas has revised the Form 20-F/A. Please refer to page F-22 of the Form 20-F/A.

1.6 - Biological Assets, page F-7

6.
Atlas supplementally advises the Staff that its accounting system identifies costs from different cost centers (i.e., farm sites). Atlas knows how many oysters are in stock at each of these farm sites and what level of development all of the oysters have attained on a monthly basis. Production costs (not administration expenses) are allocated to the various discrete groups of oysters at each site on a pro-rata basis according to the number of oysters in stock at the site. The oysters continue to accumulate costs on this basis until they are harvested. At the time that the pearl is harvested from the oyster, any costs that have been accumulated in that stock group are transferred to the value of the pearls. The production of a pearl is treated the same as a long term manufacturing process where costs such as labor, fuel, asset depreciation, repairs and maintenance, etc. is allocated to the item that is being produced in the same way that labor, parts and consumables are added to a piece of machinery on a production line.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 6, 2007

7.	In accordance with the Staff’s comment, Atlas has revised the Form 20-F/A. Please refer to page F-23 of the Form 20-F/A.

8.
Atlas supplementally advises the Staff that a re-nucleated oyster will retain the costs that it has accumulated up to the point that it has been determined as having rejected its nucleus and is ready to be re-nucleated. Because of the cost of re-nucleating the oyster, Atlas needs to be quite certain that (a) it is likely to produce a good pearl and (b) that it is not likely to reject the nucleus again. If there is any doubt about this, the oyster will not be re-nucleated and it will be processed as oyster meat and Mother of Pearl shell. The costs of the oyster that are rejected and not re-nucleated are allocated to the remaining live oysters within the rejected oysters’ group. Atlas has revised its disclosure on page F-23 to include a discussion of how Atlas accounts for the cost associated with an oyster when Atlas determines it is to be a re-nucleated oyster.

9.
Atlas supplementally advises the Staff that the costs associated with oysters that do not produce a pearl are allocated across the pearls that are produced. In the event that the non-productive rate is higher than normal, there will be a higher cost of production and visa-versa. Similarly, of the pearls that are produced, they will all be of different grades and quality and therefore value. Atlas looks at an overall harvest to determine the gross profit margin rather than the margin for individual pearls. Atlas has revised its disclosure on page F-23 to include a discussion of how it accounts for expected losses from nucleated oysters that do not produce pearls.

1.14 - Revenue Recognition, page F-11

10.
Atlas supplementally advises the Staff that sales revenue is recorded on a gross basis and commission and marketing costs are recorded as expenses separately from revenue (i.e., the revenue is not netted off by the commission when it is recorded). Because there are different rates of commission payable to Pearlautore International depending on what state the pearls are when they are sold, it is important for Atlas to be able to determine the rate of commission. Items that have had extra work done by Pearlautore International attract a higher commission rate but in turn should yield a higher price and so improve gross profit margin. Marketing costs are made up of the sales commission to Pearlautore International as well as a contribution that is made to Pearlautore International for their direct marketing activities which is paid by all independent pearl producers who contract Pearlautore International to sell their product. In accordance with the Staff’s comment, Atlas has revised the Form 20-F/A. Please refer to page F-11 of the Form 20-F/A.

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 6, 2007

Note 35 - Significant differences between Australian IFRS and US GAAP

35.2 - Valuation of Inventory, page F-41

11.
Atlas supplementally advises the Staff that it has used the first-in-first-out method to determine the cost of inventory and biological assets under US GAAP. Atlas has revised its disclosure on page F-41 of the Form 20-F/A.

As requested by the Staff, Atlas acknowledges that: (i) it is responsible for the adequacy and the accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and (iii) Atlas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Form 20-F/A and this response letter satisfactorily respond to the Comment Letter. If there are any questions, please call Kathleen Deutsch at 561-366-5320. Your assistance in this matter is appreciated.

Very truly yours,

BROAD AND CASSEL

/s/ Mark Fleisher, Esq.

Mark Fleisher, Esq.

cc: Simon Adams